

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Richard A. Murphy
Executive Chair of the Board and Chief Executive Officer
Enservco Corporation
14133 County Road 9 ½
Longmont, CO 80504

> **Re: Enservco Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2024**
> **File No. 001-36335**

Dear Richard A. Murphy:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 1, 2024

Proposal No. 2 - Approval of the Issuance of Shares of Common Stock in Connection with the Acquisition of Buckshot Trucking, LLC, page 7

1. We note that in connection with the acquisition of Buckshot Trucking, you will seek to raise a portion or all of the $3.75 million in cash consideration through the sale and issuance to third parties of convertible promissory notes. Please clarify if, in addition to the approval of the issuance of the Equity Shares, you are also seeking approval to issue the shares underlying the convertible promissory notes expected to be issued in the Acquisition Financing. If so, please unbundle this proposal to allow shareholders to vote separately on the issuance of the Equity Shares and the Acquisition Financing Shares, and provide the information required by Item 11 of Schedule 14A with respect to the Acquisition Financing. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Exchange Act Rule 14a-4(a)(3), as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

<u>General</u>

2.   We note you are seeking approval for the issuance of shares of Enservco common stock as equity consideration for the acquisition of Buckshot Trucking, LLC. Please revise your preliminary proxy statement to provide the information required by Items 11, 13 and 14 of Schedule 14A for this transaction, including financial statements for Buckshot Trucking, LLC and pro forma financial information. Alternatively, please provide a detailed legal analysis explaining why you believe you are not required to provide some or all of this information. Please refer to Note A of Schedule 14A.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Doug Holod